September 23, 2008

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-7010
Mail Stop 7010

Re:   Aduromed Industries, Inc.
 Form 10-K for the Year Ended December 31, 2007
 File No. 0-3125

Dear Mr. Cash:

On July 24, 2008, Aduromed Industries Inc., filed an amendment to its form 10K (Form 10K/A) which revised and clarified the language in PART II, Item 9A thereof regarding our assessment and a conclusion as to the effectiveness of our companies’ internal control over financial reporting. In the same amendment we included as exhibits revised certifications for the CEO and CFO under item 601(b) (31) of Regulation S-K.

Subsequent to this amendment we again reviewed our disclosure controls and procedures over financial reporting and determined that this amendment was a further clarification of the language originally used in our 10K and was not a weakness of the disclosure controls and procedures over financial reporting and no further action is required on our part.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Kevin T. Dunphy
Chief Financial Officer